| | |
|---|---|
| Board of Governors of the Federal Reserve System | OMB Number 7100-0224 Approval expires February 28, 2026 |
| Federal Deposit Insurance Corporation | OMB Number 3064-0093 Approval expires March 31, 2025 |
| Office of the Comptroller of the Currency | OMB Number 1557-0184 Approval expires August 31, 2025 |
| Securities and Exchange Commission | OMB Number 3235-0083 Approval expires September 30, 2025 |

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**Board of Governors of the Federal Reserve System**

   

# Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

**For further information on the requirements to file this notice, please refer to the instructions.**

# Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
**RECEIVED**
Apr. 10, 2024
**REGISTRATIONS BRANCH**
04

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment

24007888

4. A. Full name of the financial institution  STATE STREET BANK AND TRUST COMPANY

   B. Address of principal office of financial institution:

   ONE CONGRESS STREET, SUITE 1
   Address
   BOSTON                              MA ▾   02114
   City                                State   Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   _____
   Address
   _____ ▾ _____
   City                          State   Zip Code

   D. Mailing address if different from (B) or (C):

   _____
   Address
   _____ ▾ _____
   City                          State   Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   _____     _____     _____
   Name                      Title                Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?     A. ☒ Yes     B. ☐ No

   (If yes, provide addresses and describe activities.)

| Address | City | State | Zip Code | Describe Activities |
|---|---|---|---|---|
| | | | | FRANKFURT, GERMANY/ SALES |
| SOLMSSTR. 83 | FRANKFURT | ▾ | 60486 | |
| | | | | SYDNEY, NSW/ SALES |
| 420 GEORGE STREET | SYDNEY | ▾ | 2000 | |
| | | ▾ | | |
| | | ▾ | | |

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last / First / Middle | Title |
|---|---|
| | |
| Last / First / Middle | Title |
| | |
| Last / First / Middle | Title |
| | |
| Last / First / Middle | Title |
| | |
| Last / First / Middle | Title |

**NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

   A. ☐ Yes    B. ☐ No

   **NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

   Please print name and title of person executing this notice:

   JOHN GROCKI
   Name (First, Middle, Last)
   CHIEF COMPLIANCE OFFICER
   Title

   *John Grocki*                     03/12/2024
   Signature                          Date